Original Source Music, Inc.

8201 South Santa Fe Drive #229

Littleton, CO 80120

December 3, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Original Source Music, Inc.

Registration Statement on Form 10

Filed September 24, 2015

Amendment No. 1 to Registration Statement on Form 10

Filed September 25, 2015

File No. 000-55516

General

1. We note your discussion of the spin-off transaction on page 22. In your response letter, please provide us with a detailed legal analysis of why you believe that there is a valid business purpose for the spin-off. Also, tell us why Original Source Entertainment has not filed any reports disclosing the spin-off. Finally, advise what business Original Source Entertainment will engage in after the spin-off.

On March 5, 2014, Lecia Walker and Lynn Atwood sold an aggregate of 3,500,000 common shares, representing approximately 69% of the issued and outstanding shares of Original Source Entertainment (“OSE”).  As part of the purchase agreement, it was agreed that the music business of OSE would be spun-off as Original Source Music (“OSM”), which would then remain under the control of Ms. Walker.  OSE will continue licensing music for television and film production.  Due to OSE being sold, Ms. Walker is no longer in control of OSE and thus is not responsible for the failure to file reports regarding the spin-off.

2. You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company in your business section and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also describe the potential impact on your ability to attract additional capital.

Although the Company has assets of $201 as of September 30, 2015 and revenues of $461 for the nine months ended September 30, 2015, it does not have nominal operations.

Since the spin-off, the Company has been actively pursuing their business plan.  They have contracts with approximately 217 artists and composers, resulting in a song catalog of over 1,000 songs for clients to choose from.  This catalog has generated over $10,000 in revenues.

The Company intends to advertise through the placement of advertisements in film, television and music industry magazines and on film, television and music industry websites, market and promote the catalog by sending out regular e-mails and via post highlighting particular artists, songs, or genres of music, and send out promotional products to promotes branding, and to create a sales team through the hiring of salespeople to research, contact and develop our business.

Since its inception, the Company has made continuous significant efforts to move its business along.  As a result, Original Source Music, Inc. did not have nominal operations and is not a shell company.

3. Please refile exhibits 3.1 through 3.3 in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 29 (December 2014).

Forward Looking Statements, page 3

Exhibits 3.1 and 3.2 have been refiled in a text-searchable format.  Exhibit 3.3 is a scan of the sample stock certificate and cannot be made text searchable.

4. Please remove your references here to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. As an issuer of penny stock you do not appear to be eligible to rely on the safe harbors provided by these sections. Please revise your filing accordingly.

The filing has been revised to remove references to forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Operations, page 5

5. Revise your discussion in this section to balance your discussion of contracts signed with corresponding information on revenues generated to date, and ensure that you identify any challenges to your growth strategy described on page 6.

The disclosure has been revised to balance our discussion of contracts signed with corresponding information on revenues generated to date, and ensure that you identify any challenges to our growth strategy.

6. You state that your current customers include three major television networks and one major production company. Consider revising your disclosure to provide more specific information regarding your current client base, rather than using vague terminology such as “major.”

Our disclosure has been revised to indicate that our customers include television networks such as NBC, Warner Brothers and CBS and production companies such as Hit the Ground Running and Hey Diddle Diddle.

Revenue, page 7

7. You state that you may fund your operations through loans based on a verbal agreement with Ms. Walker. Where you reference such loans throughout the document, please also state whether the agreement with Ms. Walker to provide funding is legally binding, to the extent that it is not, revise throughout to state clearly and unequivocally that there is no guarantee that she will provide such funding.

The disclosure has been revised to indicate that while Ms. Walker has verbally agreed to continue to provide funding to the Company as needed, there is no guarantee that she will and she is not legally bound to do so.

Risk Factors, page 13

8. Please add a separately captioned risk factor disclosing the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. In addition, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months. Also revise your liquidity and capital resources discussion to provide such information.

The disclosure has been revised to indicate that we require $5,000 annually to maintain operations and that using currently available capital resources, the business can conduct planned operations for a minimum of five years, but there is no guarantee that we can continue operations beyond that point without earning additional revenues.

“Our current license for access to songs owned by Ms. Walker …,” page 13

9. Based on your disclosure it appears that you rely on the license agreement and option granted by Ms. Walker, in order to generate revenues. Please file these agreements as exhibits or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

The license agreements have been filed as exhibits.

“We may be unsuccessful in implementing required internal controls …,” page 17

10. Please revise to more specifically alert investors as to how you would be impacted by the Sarbanes-Oxley Act. In particular, the risk factor should discuss exemptions for smaller reporting companies. For example, you will not be required to obtain an auditor attestation with respect to management’s conclusion about the effectiveness of internal controls over financial reporting, for so long as you remain a smaller reporting company. In the context of this discussion, the risks associated with these exemptions should be disclosed.

The disclosure has been revised to state: Section 404(a) of the Sarbanes-Oxley Act requires all public companies to include a report from management on the effectiveness of the Company’s internal control over financial reporting in their annual reports on Form 10-K.  Section 404(b) of the Sarbanes-Oxley Act requires the Company’s independent auditor to attest to management’s assessment of the effectiveness of those internal controls.  The 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act permanently relieves smaller reporting companies from the requirements of Section 404(b).  This exemption remains for as long as we remain to be a smaller reporting company.  While this exemption greatly reduces the ongoing cost of being a reporting company, it also removes an external check on the internal controls over financial reporting, which may result in adequate controls going forward.

Security Ownership of Certain Beneficial Owners and Management, page 18

11. We note your disclosure on pages 21 and 22 pertaining to your issuance of approximately $15,000 of notes convertible at the option of the holder. You also disclose that the number of shares issuable under these notes is equal to dividing the balance of the note by double the par value. Under this conversion scenario it appears that the holder(s) of these notes would be issued approximately 7.5 million shares of common stock. Please provide your analysis as to why the holder(s) of these shares should not be included in your beneficial ownership table. Additionally, please tell us why you have not included the issuance of these convertible notes in your disclosure pertaining to recent sales of unregistered securities.

The beneficial ownership table has been updated to include Phil Ray as a beneficial owner upon the conversion of the outstanding promissory notes.

Certain Relationships and Related Transactions, page 21

12. Certain of the transaction descriptions in this section fail to name the related parties and the facts that give rise to the relationship. Please review and significantly revise this section to disclose the name of each related party and the basis on which that person is a related person. Refer to paragraphs (a)(1) and (d)(1) of Regulation S-K Item 404.

The disclosure has been updated to indicate that Phil Ray is the beneficial owner of the companies that loaned funds to the Company, and that he would be the owner of 64.6% of the outstanding shares upon the conversion of the outstanding promissory notes.

The company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Lecia L. Walker

Lecia L. Walker

Chief Executive Officer

Original Source Music, Inc.